Green & Gold, LLC
Balance Sheets
No assurance given

	As of	
	December 31, 2023	December 31, 2022
ASSETS		
Current Assets		
Cash	$ 57,584	$ 299,009
Capitalized Film Costs	1,106,735	892,713
Total Current Assets	1,164,319	1,191,722
TOTAL ASSETS	$ 1,164,319	$ 1,191,722
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 3,000	$ 2,500
Total Current Liabilities	3,000	2,500
Other Liabilities - Contingent Liability	1,208,038	1,208,038
Total Liabilities	1,211,038	1,210,538
Members' Equity	(46,719)	(18,816)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,164,319	$ 1,191,722

Substantially all disclosures omitted.

Green & Gold, LLC
Statements of Income and Members' Equity
No assurance given

	For the year ended December 31, 2023	For the year ended December 31, 2022
Gross revenue	$ -	$ -
Total Revenue	-	-
Expenses:		
Post production and operating expenses	27,903	18,816
Operating expenses	27,903	18,816
Net loss	$ (27,903)	$ (18,816)
Members' equity - Beginning	(18,816)	-
Members' equity - Ending	$ (46,719)	$ (18,816)

Substantially all disclosures omitted.

Green & Gold , LLC
Statements of Cash Flows
No assurance given

	For the year ended December 31, 2023	For the year ended December 31, 2022
OPERATING ACTIVITIES:		
Net loss	$ (27,903)	$ (18,816)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Changes in operating assets and liabilities:		
Capitalized film costs	(214,022)	(24,474)
Accounts payable and accrued expenses	500	2,500
Net cashed used by operating activities	(241,425)	(40,790)
FINANCING ACTIVITIES:		
Proceeds from contingent liabilities	-	317,500
Net cash provided by Financing Activities	-	317,500
Net change in cash	(241,425)	276,710
Cash, beginning of period	299,009	22,299
Cash, end of period	$ 57,584	$ 299,009
Supplemental cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -